Exhibit (a)(44)

                          COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss.                           SUPERIOR COURT DEPARTMENT
                                       OF THE TRIAL COURT
                                       BUSINESS LITIGATION SESSION
                                       CIVIL ACTION NO. _______________


-----------------------------------------------------

BADLANDS TRUST COMPANY, LLC,                         )
         an Alaska limited liability company,        )
         as trustee for                              )
                                                     )
MILDRED B. HOREJSI TRUST,                            )
         an irrevocable Alaska trust,                )
                                                     )
                                    Plaintiff,       )
                                                     )
v.                                                   )
                                                     )
PUTNAM CALIFORNIA INVESTMENT                         )
         GRADE MUNICIPAL TRUST,                      )
         a Massachusetts business trust,             )
                                                     )
John A. Hill, Chairman,                              )
Jameson Adkins Baxter, Vice Chairman,                )
George Putnam, III,                                  )
Charles B. Curtis,                                   )
Myra R. Drucker,                                     )
Charles E. Haldeman, Jr.,                            )
Paul L. Joskow,                                      )
Elizabeth T. Kennan,                                 )
W. Thomas Stephens,                                  )
Richard B. Worley,                                   )
Kenneth R. Leibler,                 and              )
Robert E. Patterson,                                 )
         Trustees,                                   )
                                                     )
                                    Defendants.      )
-----------------------------------------------------)

                 PLAINTIFF'S MEMORANDUM IN SUPPORT OF MOTION FOR
             TEMPORARY RESTRAINING ORDER AND PRELIMINARY INJUNCTION

     Defendant Putnam California Investment Grade Municipal Trust ("PCA") belongs to a family of more than one hundred registered investment companies called the Putnam Funds complex. Putnam Investment Management, LLC ("Putnam") is the registered investment adviser for all of the investment companies within the Putnam Fund complex and receives significant fees from each of the investment companies for its services. And the PCA trustees are trustees not just for PCA but for many other of the funds in the Putnam Funds complex.

     This case challenges conduct by PCA's Board of Trustees that is inconsistent with PCA's own Agreement and Declaration of Trust (the "Trust Declaration") and inconsistent with their fiduciary duties to shareholders. The Plaintiff is Badlands Trust Company, LLC, as Trustee for the Mildred B. Horejsi Trust (the "Mildred Trust"). The Mildred Trust is an irrevocable grantor trust domiciled and administered in the State of Alaska. The trustor, the late Mildred
B. Horejsi, was the mother of Stewart R. Horejsi ("Mr. Horejsi"). Mr. Horejsi is an investment advisor to the Mildred Trust, and is a registered investment advisor under the federal securities laws. The Mildred Trust is the record owner of 100 PCA shares, beneficially owns an additional 9,000 PCA shares held in a brokerage account, and has commenced a tender offer in compliance with federal tender offer rules to acquire up to 100% of PCA's shares at a price of $15.00 per share. That price, $15.00, is a price equal to 100% of the net asset value of PCA and is higher than the price at which any PCA shares have traded since 2001.

I. THE FACTS UNDERLYING THIS EMERGENCY MOTION

     Putnam has a long and sordid history of seeking its own interest -- i.e., maintaining access to the substantial fees it earns as the registered investment adviser for the Putnam Fund complex -- ahead of the interests of the shareholders it is supposed to serve. In recent years, the United States Securities and Exchange Commission ("SEC"), the Massachusetts Securities Division, and the Attorney General of the State of New York have all brought enforcement actions against or reached legal settlements with the various members and trustees of the Putnam Funds complex.(1) As a result of being caught in this egregious conduct, Putnam's Assets Under Management ("AUM") value shrank dramatically from $300 million dollars to approximately $160 million dollars. Putnam is struggling desperately to stop the hemorrhage of AUM -- and this case is another example of those efforts.

     Dissatisfaction with Putnam's mismanagement of PCA is long-standing. And responses by the PCA Board of Trustees to thwart shareholder proposals to change PCA's management and operations are equally long-standing. Indeed, the only consistent position taken by the PCA Board of Trustees is that whatever a shareholder proposes they will oppose, even if -- as here, the action necessary to oppose the shareholder is literally to liquidate the company!

     PCA has historically traded on the American Stock Exchange at a price below or "discounted" from the net asset value ("NAV") of its holdings. In 2006, PCA received a shareholder proposal suggesting that PCA -- which is a "closed-end" mutual fund -- merge with a Putnam open-end mutual fund that had a similar investment strategy in order to allow shareholders to receive full NAV and eliminate the discount. The PCA Trustees, however, recommended against the shareholder's suggestion, claiming that they "believe[d] that the continued operation of [PCA] as a closed-end fund is in the best long-term interests of [PCA's] shareholders." See Exhibit 15 (Sept. 2006 Proxy Statement recommending against shareholder proposal to merge with open-end fund), at 17-18.

     Enter the Plaintiff, another shareholder. In January 2007 Plaintiff Mildred
B. Horesji Trust (the "Mildred Trust") decided that they, too, would seek a change in management -- this time by issuing a tender offer to purchase 100% of PCA's stock at above market prices:

          [We] [p]ropose that PCA be given a fresh start with new management and administration insofar as its current management is embroiled in litigation, investigations and other allegations of varying improprieties which have led to various settlements with the Securities and Exchange Commission (the "SEC") and the Massachusetts Securities Division. A former trustee of PCA has also recently settled with the SEC allegations regarding breach of fiduciary duty in his capacity as a trustee.

          Putnam has been accused of excessive short-term trading and will pay a total of at least $193.5 million in penalties and restitution for these open-end fund abuses. As recently as January 9, 2007, Putnam was forced to agree to a settlement on charges of breach of fiduciary duty to you. Do you really want the people with this track record looking after your money?

See Exhibit 5 (Jan. 22, 2007 Tender Offer).

     The Trustees' response exposed their true strategy to oppose the shareholders and retain control of PCA at any cost: They proposed a merger with an open-end fund -- the very action they had just rejected four months earlier with "the best long-term interests of PCA's shareholders" in mind! See Exhibit 6 (PCA's Schedule 14D-9).

     The Mildred Trust then announced that it would not vote its shares in favor of the proposed merger, and that it was raising its tender offer to a price that was 27(cent) per share above the highest price that PCA shares had traded at during 2007. See Exhibit 8 (Feb. 16, 2007 Amendment to Tender Offer). Again the Trustees recommended against accepting the tender offer.

     So the Mildred Trust raised its offer again -- this time to $15.00 per share, the highest price paid for PCA shares in over five years and an amount equal to 100% of NAV. The Mildred Trust also announced that it had already received tenders for approximately 20% of the PCA shares, and that it would vote those shares against the proposed merger. See Exhibit 10 (Mar. 9, 2007 Amendment to Tender Offer).

     Faced with this offer -- an offer that would allow every shareholder to receive more money for his shares than had been available in over five years and that would allow every shareholder to receive 100% of the net asset value of PCA -- PCA's trustees went, in a word, nuclear. Rather than advise the shareholders to take the money, and rather than continue to advocate a merger with another Putnam open-end fund, and rather than negotiate for yet a higher price with the Mildred Trust, the PCA Board decided to undertake an emergency liquidation of PCA's assets and to dissolve and terminate the PCA trust within one week! See Exhibits 1 & 11 (PCA Mar. 19, 2007 Press Release and Amended Sch. 14D-9).

     PCA offered no rationale for why liquidation, with its inherent costs, delays, and uncertainties, is a better deal for the stockholders than the tender offer. PCA did not try to negotiate with the Mildred Trust. The only reason the trustees gave was that since the Mildred Trust appeared to control at least 20% of the voting shares "it is no longer practical to pursue the merger." See
Exhibit 1. A scorched earth policy would be employed, a form of the "suicide defense." The trustees simply provided one week's notice that all shares would stop trading by March 26, 2007 and that PCA's liquidation distribution would be made in April. Tellingly though -- this is, after all, Putnam with its big AUM problem -- the trustees also included in the Press Release an announcement that "[c]ommon shareholders of [PCA] will be provided an opportunity to invest all or a portion of their liquidating distributions in Class A shares of other Putnam Funds at net asset value, without paying an initial sales load." See Exhibit 1. The Trustees' goal is clear: keep all investments within the Putnam Fund Complex. Whatever a shareholder proposes, oppose it. If a shareholder seeks to merge with an open-end fund, state that being a closed-end fund is better. If another shareholder proposes to purchase the Fund's shares at above-market value, propose the same merger with an open-end fund that you just opposed. If the shareholder says he'll vote against the merger, nuke the fund, blow it up and close it -- and then invite the shareholders to transfer their liquidating distribution to another Putnam fund for free.

     The Trustees' ongoing misconduct violates the PCA's Trust Declaration as well as the Trustees' fiduciary duties. The proposed liquidation and termination also causes irreparable harm to the Mildred Trust and other PCA shareholders. For all these reasons, the Court should grant the motion for a temporary restraining order and preliminary injunction.

II. THE PCA TRUST AGREEMENT

     PCA is a Massachusetts Business Trust formed under an Agreement and Declaration of Trust (hereafter, the "Trust Declaration") filed with the Secretary of State on October 8, 1992.

     The Trust Declaration stated in Art. IX, Section 4 that "the Trust may be terminated at any time by vote of Shareholders holding at least two-thirds of the Shares entitled to vote ... or by the Trustees by written notice to the Shareholders." The Trust Declaration stated in Art. IX, Section 5 that the "Trust may ... liquidate or dissolve when and as authorized by the affirmative vote of the holders of not less than two-thirds of the Shares entitled to vote...."  (See  Compl.,  Ex.  2.) As  written  in 1992,  therefore,  the  Trust
Declaration was ambiguous since it stated in Sections 4 and 5 that termination or dissolution was subject to a two-thirds vote of the shareholders, except when the trustees decided under the "or" language in Section 4 not to hold such a vote.

     The Registration Statement and Prospectus for PCA's shares filed with the SEC on October 9, 1992 -- the very next day after the Trust Declaration itself was filed with the Secretary of State -- resolved that ambiguity by stating that a two-thirds vote was required for liquidation or dissolution and by stating that the Trustees had determined in the exercise of their fiduciary duties that "the two-thirds voting requirement[s], ... which are greater than the minimum requirements under the [federal Investment Company Act of 1940], are in the best interests of the Fund and its shareholders":

     The Agreement and Declaration of Trust and Bylaws include provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund, or to cause it to engage in certain transactions or to modify its structure. The affirmative vote of at least two-thirds of the outstanding Common Shares ... is required to authorize any of the following actions: ... (3) liquidation or dissolution of the
     Fund....

     The Trustees have determined that the two-thirds voting requirement[s] described above, which are greater than the minimum requirements under the [federal Investment Company Act of 1940], are in the best interests of the Fund and its shareholders generally.

(See Compl., Ex. 3 at 35.) The SEC Registration Statement, of course, is the legally governing disclosure about the nature and business of the company whose stock is being registered, and given that it was written and filed contemporaneously with the Trust Declaration its understanding and construction of that Trust Declaration is compelling evidence of the construction intended to be given to the Trust Declaration.

     On July 13, 2001, PCA filed Amendment No. 1 to its Trust Declaration (the "2001 Trust Amendment") with the Secretary of State. The 2001 Trust Amendment purported to address the ambiguity in Sections 4 and 5 by removing the voting requirement for liquidation or dissolution from Section 5, while leaving Section 4 to state that a vote might -- or might not -- be held regarding dissolution or termination, and thus continuing the ambiguity or inconsistency. (See Compl. Ex. 4.) Importantly, the 2001 Trust Amendment was never filed with the SEC and was never disclosed in any way to shareholders, who continued to rely on the interpretation of the Trust Declaration's voting requirements for dissolution or termination set forth in the Prospectus. The Prospectus was never amended either.

III. THE MILDRED TRUST TENDER OFFER AND PCA'S RESPONSE

     On January 22, 2007, the Mildred Trust announced and filed with the SEC its tender offer to purchase up to 100% of the shares of PCA. The price offered was $14.16 per share, which was above the market price of the shares at the time of the offer. (See Compl., Ex. 5.)

     On February 5, 2007, PCA filed Schedule 14D-9 with the SEC, providing its Board's recommendation to shareholders in response to the Mildred Trust's tender offer. The Board recommended to shareholders that they not tender shares to the Mildred Trust. Instead, PCA recommended that PCA be merged with an open-end fund in the Putnam Fund complex that also invested in California municipal securities. (See Compl., Ex. 6.)

     On February 16, 2007, the Mildred Trust raised its offer price from $14.16 per share to $14.75, a price that was 27(cent) per share above the highest price that PCA shares had traded at during 2007. The $14.75 per share price was also equal at that time to about 99% of the net asset value of PCA's shares. The Mildred Trust reiterated its intention to vote its shares against the proposed merger of PCA into another Putnam fund. (See Compl., Ex. 8.) The PCA Board reiterated its opposition to the tender offer of the Mildred Trust on February 27, even at the increased price, and "continue[d] to recommend the merger of PCA into" the previously identified open-end Putnam fund. (See Compl., Ex. 9.)

     On March 9, 2007, the Mildred Trust again raised its offer price, from $14.75 per share to $15.00 per share, a price equal at that time to 100% of the net asset value of PCA's shares, a price 21(cent) above the highest price of PCA shares at any time during 2007, and the highest price paid for PCA shares in over five years. The Mildred Trust reiterated its intention to vote its shares against the proposed merger of PCA into another Putnam fund and noted that even at the lower $14.75 price it had received tenders for approximately 20% of the shares of PCA. (See Compl., Ex. 10.)

     On Monday, March 19, 2007, PCA abruptly changed course. In a Press Release issued at 9:08 a.m. that morning, PCA declared that it would no longer propose to merge PCA into another Putnam California fund. Noting that the Mildred Trust had received tenders of over 20% of the shares of PCA, the PCA Board stated that because "the proposed merger would require the affirmative vote of a majority of the Fund's outstanding common shares, the Board believes that it is no longer practical to pursue the merger." (See Compl., Ex. 1.)

     Instead, PCA announced that it would immediately commence liquidation of the assets of the fund! And despite the statements in its Prospectus that it interpreted the Trust Declaration to require a shareholder vote to dissolve or terminate the Fund, and despite the statement in the Prospectus that the Board believed "the two-thirds voting requirement[s] ... are in the best interests of the Fund and its shareholders generally," and despite the fact that PCA had never disclosed the 2001 Trust Amendment to the shareholders, PCA now announced that it believed that "pursuant to the Fund's Trust Declaration, the Board may authorize [immediate liquidation of the Fund] without a shareholder vote." (See Compl., Ex. 11.)

     Moreover, PCA deliberately timed the liquidation to thwart the execution by the Mildred Trust of the tender offer and to block its shareholders who had tendered from receiving the tender offer price. According to the March 19 PCA Press Release (see Ex. 1), "The Fund has fixed the close of business on [Monday,] March 26, 2007 as the record date for determining the shareholders entitled to receive liquidating distributions. As of that time, the share transfer books of the Fund will be closed, and trading of the Fund's shares on the American Stock Exchange will be suspended." (Emphasis added.) PCA is aware from the Mildred Trust's March 9 SEC filings (see Exhibit 7) that the Mildred Trust's tender offer was set to expire the very next day, Tuesday, March 27, 2007, only one day after the time that PCA has now chosen as the time at which "the share transfer books of the Fund will be closed, and trading of the Fund's shares on the American Stock Exchange will be suspended."

     As a result of PCA's plan of liquidation, the closing of the transfer books of PCA on March 26, and suspension of trading on the American Stock Exchange, the Mildred Trust will be unable to acquire and the tendering PCA shareholders will be unable to sell any shares under the tender offer, even if those shares have been validly tendered as of the March 27 expiration of the tender offer on that day. As a result, PCA shareholders will be deprived of their ability to tender their shares to the Mildred Trust.

IV. STANDARD

     In determining whether to issue a preliminary injunction, a court "evaluates in combination the moving party's claim of injury and chance of success on the merits." Packaging Indus. Group v. Cheney, 380 Mass. 609, 617
(1980). If the court is persuaded that "failure to issue the injunction would subject the moving party to a substantial risk of irreparable harm," it must next "balance this risk against any similar risk of irreparable harm which granting the injunction would create for the opposing party." Id. If the moving party "can demonstrate both that the requested relief is necessary to prevent irreparable harm to it and that granting the injunction poses no substantial risk of such harm to the opposing party," the movant is only required to show a "substantial possibility" of success on the merits to warrant an injunction." Id. at 617 n.12.

V. ARGUMENT

     A temporary restraining order is warranted in this case for four reasons. First, both the Mildred Trust and the other PCA shareholders will suffer irreparable harm if the Board is not enjoined from haphazardly dissolving PCA in the emergency manner it has proposed. Second, granting the preliminary injunction would merely preserve the status quo, and cause no harm to PCA or the trustees. Third, PCA is likely to prevail on the merits of this action, because the Trustees' dissolution proposal violates both the Trust Declaration and the Trustees' fiduciary duty. Finally, the Trustees have not -- and cannot -- articulate a legitimate business reason for dissolving PCA instead of, for example, (i) allowing the shareholders to vote on the liquidation and dissolution, or (ii) allowing the shareholders to vote on the Trustees' own proposed merger, or (iii) recommending that all of the shareholders take the tender offer, which, after all, is at 100% of net asset value and at a price higher than PCA shares have traded in five years. The trustees' claim of acting in the best interests of the shareholders is a sham. The only apparent reason for dissolving PCA is to keep as much as possible of PCA's AUM within the Putnam family of investment companies. For all these reasons, the Court should issue a temporary restraining order precluding the Board from proceeding with its plan of dissolution.

          A. Dissolving the Corporation Will Irreparably Injure PCA and Its Shareholders

     In the context of a TRO or preliminary injunction, irreparable harm occurs if the rights lost "cannot be vindicated ... after a full hearing on the merits." Am. Grain Prods. Processing Inst. v. Dept. of Public Health, 392 Mass 309, 327 (1984) (citing Cheney, 380 Mass. at 616.) Such harm is patent here: if the requested restraining order is not issued PCA will have liquidated its assets and closed its stock trading books by Monday, March 27, 2007, less than three court days from now.

     Pursuant to CPA's Trust Declaration, its bylaws, and the applicable laws of this Commonwealth, the Board has a fiduciary duty toward the Shareholders that require it to make decisions in the best interests of the Shareholders. See Demoulas v. Demoulas Super Markets, Inc., 424 Mass. 501 (1997). The dissolution of CPA--particularly in the hasty, haphazard manner proposed by the Board--violates that fiduciary duty and causes immediate monetary damages to the Shareholders, as well as ongoing, immeasurable, and irreparable harm by disrupting the Shareholder's currently profitable investments. If the Board's dissolution plan is allowed to go forward, the Shareholders will suffer harm that can never be vindicated for one simple reason: CPA will no longer exist.

     The harm the Shareholders will suffer is immediate, real, and easily identifiable. For example, dissolution and the closing of the stock transfer books prevents the Shareholders from being able either (1) to sell to the Mildred Trust at the offered prices, which are above market value or (2) to vote on the dissolution or (3) to vote on the merger that the trustees were proposing up until this Monday, March 19. Those opportunities will no longer be available and will not be recoverable if CPA is dissolved. In the process, the dissolution unnecessarily threatens to diminish the value of PCA's assets. For example, abruptly announcing that PCA's assets will be liquidated within one week creates a significant likelihood that they will be sold at price lower than market value. Not only is there insufficient time to ensure that market value is ascertained amongst competing purchasers, but the illiquid nature of PCA's assets -- largely municipal bonds from various California towns and cities for such things as municipal sewer projects or roads -- means that the inevitable outcome of a hasty dissolution will be sales at below-market prices. In addition, by dissolving PCA, the Board will incur unnecessary liquidation costs and sales commissions on items that otherwise could be held to maturity. The shareholders will lose the commissions they paid to purchase their shares in the first place, plus they will likely be required to pay at least some capitol gains tax -- thereby defeating one of the primary reasons shareholders bought the fund. See Verified Complaint Paragraph 47.

     These looming costs, along with the disruption of the shareholder's interest in continuing with the fund or selling to the Mildred Trust at above market value, significantly injure the shareholders and are entirely unnecessary. Furthermore, once CPA is dissolved, those harms are irreparable. See Engine Specialties, Inc. v. Bombardier Ltd., 454 F.2d 527, 531 (1st Cir.
1972)  (finding  that  monetary   damages  were  "not  `readily   computable  or
recompensable," and concluding that an injunction was "proper to prevent the threatened extinction of [the] business") (citing Semmes Motors, Inc. v. Ford Motor Co., 429 F.2d 1197, 1205 (2d Cir. 1970)). Accordingly, the Court should find that a preliminary injunction is warranted.

          B. Imposing a Preliminary Injunction Will Not Impose Any Harm, Let Alone Irreparable Harm, On PCA

     Imposing a preliminary injunction in this case will do no more than preserve the status quo. Thus, no harm at all will result from enjoining the Board's impulsive and reckless decision to dissolve PCA simply to thwart the Mildred Trust legitimate offer to purchase stock from other shareholders. See Engine Specialties, Inc. v. Bombardier Ltd., 454 F.2d 527, 531 (1st Cir. 1972) ("[I]t is well to emphasize that a preliminary injunction serves primarily to maintain the status quo pending a full evidentiary hearing on the merits"); Suffolk Const. Co. v. Cmwlth. of Mass., No. 05-3600-A, 2005 WL 3630421, at *5 (Mass. Super. Dec. 15, 2005) (indicating that requests for an injunction preserving the status quo are favored over requests for an injunction seeking an affirmative action).

          C.   Likelihood of Success on the Merits

     Finally, the Shareholders have a high likelihood of succeeding on the merits of both causes of action set forth in the Complaint. The Shareholders are likely to succeed on Count I of the Complaint, because the Board's decision to dissolve PCA violated its own public assurances that dissolution could occur only upon the vote of two-thirds of all shareholders. The Shareholders are likely to succeed on Count II of the Complaint, because the Board's drastic decision to blow up PCA -- solely to obstruct the Mildred Trusts tender offer -- was a breach of the Board's fiduciary duty.

               1. The Mildred Trust Will Prevail on Count I, Because a Shareholder Vote Is Required To Terminate the Trust

     As originally drafted, Article IX, Section 5 of the Trust Declaration provided in relevant part as follows:

     The Trust may ... liquidate or dissolve when and as authorized by the affirmative vote of the holders of not less than two-thirds of the Shares entitled to vote...."

Section 4 of Article IX simultaneously set forth that:

     the Trust may be terminated at any time by vote of Shareholders holding at least two-thirds of the Shares entitled to vote ... or by the Trustees by written notice to the Shareholders.

Thus, by granting the Trustees the option to terminate "by written notice to the Shareholders," the Trust Declaration -- as originally filed in 1992 -- created an ambiguity by stating that dissolution was subject to a two-thirds vote of the shareholders except when the trustees decided not to hold such a vote.

     All such ambiguity, however, was resolved by the PCA Prospectus filed with the SEC. In relevant part, it stated as follows:

     The  affirmative  vote of at least  two-thirds  of the  outstanding  ... is required to authorize ... liquidation or dissolution of the Fund....

     The Trustees have determined that the two-thirds voting requirement described above, which are greater than the minimum requirements under the 1940 Act, are in the best interests of the Fund and its shareholders generally.

     Notably, the PCA Prospectus was filed on October 9, 1992, exactly one day after the Trust Declaration was originally filed with the Secretary of State. Thus, the PCA Prospectus reflects the Board's contemporaneous understanding of the Trust Declaration at the time it was filed. Indeed, the PDA Prospectus is the only explanation of intent that has ever been shown to the Shareholders or filed with the SEC, and thus is binding on the Board.

     The 2001 Trust Amendment filed by PCA with the Secretary of State is not to the contrary and must be disregarded. It purported to resolve the ambiguity in Sections 4 and 5 by removing the voting requirement for liquidation or dissolution from Section 5, but it did not resolve the ambiguity because it left
Section 4 to state that a vote might or might not be held. The PCA Prospectus, however, was never amended, and the 2001 Trust Amendment was never filed with the SEC. The substantive change imposed by the 2001 Trust Amendment was never shown to the Shareholders in PCA's semi-annual or annual reports, through a proxy statement, or in any other way. Thus, in view of its continued and ongoing representation in the PCA Prospectus that the two-thirds voting requirement is "in the best interests of the Fund and its shareholders generally," the Trustees should not now be heard to argue that they can dissolve the Fund whenever they want to.(2)

                  2. The Mildred Trust Will Prevail on Count II Because the Dissolution Proposed by the Board Constitutes a Breach of Fiduciary Duty

     "It is axiomatic" that the trustees of a business trust under Massachusetts law stand "in a fiduciary relationship to all of the beneficiaries of the trust." Fogelin v. Nordblom, 402 Mass. 218, 222 (1988). Thus, trustees owe the fiduciary duties of loyalty, prudence, and good faith. Cf., Mass. Gen. Laws ch. 156b, sec. 65; Demoulas v. Demoulas Super Mkts., Inc., 424 Mass. 501, 528-29
(1997) (collecting cases); see also ING Princ. Protection Funds Deriv. Lit., 369
F. Supp. 2d 163, 171 (D. Mass 2005) (indicating that "a business trust in practical effect is in many respects similar to a corporation").

     The duty of loyalty is set forth by statute in G.L.c. 156D, ss. 8.30(a)(3), which "mandates each director to discharge his or her duties `in the manner that the director reasonably believes to be in the best interests of the corporation.'" Id. (quoting G.L. c. 156D, ss. 8.30(a)(3)). The duty of good faith is "just another permutation of the fiduciary's duty of loyalty," and breach of that duty "occurs where a director's conduct is motivated by subjective bad faith, which is an actual intent to do harm, or where the director has engaged in an intentional dereliction of duty or a conscious disregard for his or her responsibilities." Id. at *7.

     The Board violated its duties in this case by disregarding the best interests of the shareholders, and instead pursuing Putnam's interests, by selfishly attempting to disrupt the Mildred Trust's tender offer. The court's decision in Joseph E. Seagram & Sons, Inc. v. Abrams, 510 F. Supp. 860 (S.D.N.Y.
1981), is compelling in this regard. In that case, as here, the directors of the target company, St. Joe's, "announced they [we]re prepared to sell off its assets and, failing this to destroy the charter of the company, seemingly in order to circumvent the plaintiff's offer to purchase St. Joe's stock from stockholders willing to sell to the plaintiff." Id. at 861. The court instantly recognized that a "full justification" of such egregious conduct was "in order," noting as follows:

     There must be some radical defect or gap in existing securities and corporation law and regulation which would allow an assumption of power by caretakers of a corporation to deal with its assets and its life in retaliation for a hostile tender not otherwise intended or defensible as good corporate business. Surely they were not elected and permitted to serve as directors on any such platform. It is inconceivable that an alleged flourishing enterprise has authorized its board to subject the assets and charter of the company to a scorched earth policy to be accomplished in the name of an exercise of business judgment, but in fact ... merely to thwart a change in the existing stock ownership which may end the tenure of the present directors and key officers of the company.

Id. at 861. While the court noted the general deference shown to corporate boards under the business judgment doctrine, it held that the rule had no application under such outlandish facts:

     The[se] events pose a possible case of a determination to keep control of the company entrenched within the present board of directors regardless of the company's real best interests or else to dismember it piece by piece, even to the point of liquidation of the enterprise, regardless of the proclaimed profitability and in the absence of all evidence whatsoever that the actual owners of the enterprise want its demise.

Id. at 862. Thus, to preserve the "interests of potential and actual stockholders and investors and the integrity of the market," the court issued a temporary restraining order and ordered "a full-scale hearing on whether there is indeed business judgment justification for what is taking place." Id.

     The same outcome should be reached in this case. The Defendant Trustees have plainly demonstrated a pattern of maintaining control of the Trust within their own hands, regardless of the consequences and regardless of the best interests of the shareholders. Whatever a shareholder proposes, this Board has determined to oppose it. When a shareholder proposed in 2006 to merge with an open-end fund, this Board stated that being a closed-end fund is better. Four months later, when the Mildred Trust proposed to purchase the Fund's shares at above-market value, this Board proposed the same merger with an open-end fund that it had just opposed! When the Mildred Trust indicated that it would vote against the merger, this Board decided to take the "scorched earth" approach condemned in Seagram & Sons, supra -- to nuke the fund, blow it up and close it -- and then invite the shareholders to transfer their liquidating distribution to another Putnam fund for free. The Trustees should not be permitted to continue down this path -- to extinguish the trust -- without further review from the Court. Accordingly, the preliminary injunction should issue.

V. CONCLUSION

     For all the foregoing reasons, the Mildred Trust requests the Court to grant its Motion for Temporary Restraining Order and Preliminary Injunction.

                                        Respectfully submitted,


                                        ----------------------------------
                                        Robert D. Hillman, Esq.
                                        Deutsch Williams Brooks
                                                DeRensis & Holland, P.C.
                                        99 Summer Street
                                        Boston, Massachusetts  02110-1235
                                        Telephone: (617) 951-2300

                                        Attorneys for Plaintiff Badlands Trust
                                        Company LLC, as trustee for the
                                        Mildred B. Horejsi Trust

Of Counsel:
James H. Hulme
Donald B. Mitchell, Jr.
ARENT FOX, LLP
1050 Connecticut Avenue, NW
Washington, D.C.  20036-5339
T: (202) 857-6000

Dated:  March 21, 2007


FOOTNOTES:

(1) Putnam itself admits, for example, that it "entered into agreements with the [SEC] and the Massachusetts Securities Division settling [the] charges
     connected  with  excessive   short-term  trading  by  Putnam  employees....
     Pursuant to these settlement agreements, Putnam Management will pay a total of $193.5 million in penalties and restitution." Statement by Putnam Investments, attached as Exhibit 12. As recently as January 9, 2007, the SEC fined Lawrence J. Lasser, the former CEO of Putnam and until recently a trustee of Defendant PCA, $75,000 for willfully aiding and abetting Putnam's violation of Section 206(2) of the federal Investment Advisers Act, which prohibits "the use of the mails or any means or instrumentality of interstate commerce, directly or indirectly ... to engage in any transaction, practice, or course of business which operates as a fraud or deceit upon any client or prospective client." See Jan. 9, 2007 SEC Order, attached as Exhibit 13. And former New York Attorney General (now Governor) Eliot Spitzer stated that "[m]y office's examination suggests that the problems [with Putnam] stem from a governance system that favors mutual fund managers at the expense of mutual fund investors." Dow Jones MarketWatch (Nov. 17, 2003), attached as Exhibit 14.

(2) There is substantial uncertainty that the 2001 Trust Amendment is even valid. Art. IX, Section 9, states that amendments to Art. IX, Section 5 "require the vote of Shareholders holding two-thirds f the Shares entitled to vote," and no such vote was held. The same section provides, however, that "Amendments having the purpose of ... curing any ambiguity or curing, correcting or supplementing any defective or inconsistent provision contained herein shall not require authorization by shareholder vote," but using that provision to amend fundamental rules of corporate existence without notice to shareholders creates significant potential for harm. It is, at any rate, not necessary to reach the issue here because the 2001 Trust Amendment, even if valid under the fixing-an-inconsistency clause of
     Section 9, did not fix the latent inconsistency in Art. IX, Section 4, which must be interpreted in light of the bell-clear language of the contemporaneous Prospectus.